UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PLANET GREEN HOLDINGS CORP.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

72703U102

(CUSIP Number)

Bin Zhou

Suite 901, Building 6, No. 1678 Jinshajiang Road

Putuo District, Shanghai, China 200333

Tel: (86) 21-3258 3578

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	72703U102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bin Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
972,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
972,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
972,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.78%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Planet Green Holdings Corp., a corporation formed under the laws of Nevada (the “Issuer”), whose principal executive offices are located at Suite 901, Building 6, No. 1678 Jinshajiang Road, Putuo District, Shanghai, China 200333.

Item 2. Identity and Background

This statement is being filed by Bin Zhou (the “Reporting Person”). The Reporting Person is a citizen of the People’s Republic of China. His business address is c/o Planet Green Holdings Corp., Suite 901, Building 6, No. 1678 Jinshajiang Road, Putuo District, Shanghai, China 200333. The Reporting Person is a director of the Issuer and the chairman of the board of directors of Xianning Bozhuang Tea Products Co., Ltd. (“Bozhuang”), a company headquartered at No. 60, Fazhan Road, Zhanggong Industry Park, Xianan District, Xianning City, Hubei Province, China 437000.

During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On May 14, 2019, pursuant to the terms of a share exchange agreement (the “SEA”), a subsidiary of the Issuer acquired all of the outstanding equity interests of Bozhuang, in exchange for the issuance of a total of 1,080,000 shares of Common Stock to the former shareholders of Bozhuang. As a former shareholder of Bozhuang and in exchange for his 90% of equity interests in Bozhuang, the Reporting Person received 972,000 shares of Common Stock.

Item 4. Purpose of Transaction

The acquisition of securities set forth in this Schedule 13D, pursuant to the SEA, was to consummate the Issuer’s acquisition of Bozhuang and to diversify the Issuer’s business by adding the offering of Bozhuang’s tea products. In connection with the acquisition of securities by the Reporting Person under the SEA, the Issuer appointed the Reporting Person as a director of the Issuer.

Except as otherwise described above, there are no other current plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 5,497,765 shares of Common Stock outstanding as of May 13, 2019, based on the quarterly report on Form 10-Q/A filed by the Issuer with the Securities and Exchange Commission on May 24, 2019 and 1,080,000 shares of Common Stock the Issuer issued on May 14, 2019 pursuant to the SEA.

(b) The Reporting Person has sole beneficial ownership of an aggregate of 972,000 shares of Common Stock, or approximately 14.78% of the outstanding shares of Common Stock. The Reporting Person has the sole power to vote, direct the vote, dispose or direct the disposal of these 972,000 shares of Common Stock.

(c) Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
10.1	Share Exchange Agreement, dated as of May 9, 2019, by and among Planet Green Holdings Corp., Shanghai Xunyang Internet Technology Co., Ltd., Xianning Bozhuang Tea Products Co., Ltd. and sellers named therein, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 15, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2019	/s/ Bin Zhou
Bin Zhou